

December 13, 2011

Via E-mail
Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

> **Re:** **Wells Fargo & Company**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2011 and September 30, 2011**
> **Filed August 5, 2011 and November 8, 2011**
> **File No. 001-02979**

Dear Mr. Levy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1.   We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), the Commercial Paper Funding Facility (CPFF), the Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose the participation in the TLGP, along with the amounts of borrowing outstanding as of the balance sheet dates for this program, but you do not appear to have provided any discussion about certain other programs that were in existence at this time, such as the

TAF, CPFF, PDCF and TSLF. To the extent that you had borrowings under any of these programs during those periods, please tell us how you concluded that quantitative and qualitative disclosure about your participation in these programs was not required. Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. *Effects of Federal Financial Assistance Upon Operations.*

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Risk Factors, page 57

Effective liquidity management, which ensures that we can meet…, page 58

2.   In future filings, please expand your risk factor disclosure to explain any adverse impact that recent downgrades of your credit ratings have had on your ability to access the capital markets and funding costs. Please also disclose what credit agencies have issued downgrades or a negative watch to you. Furthermore, please disclose the additional collateral or other obligations that have been required as a result of the downgrades and that may be required as a result of additional one and two notch downgrades in your credit ratings. We note that some of this information is contained in note 12 to the financial statements in your Form 10-Q filed on November 8, 2011 and believe this information should be included in the risk factor discussion as it will assist an investor in understanding the risk and potential consequences.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Risk Management – Credit Risk Management, page 20

Table 25: Analysis of Changes in TDRs, page 40

3.   We note your TDR rollforward and the line items "Inflows" and "Outflows."
Please tell us and revise future filings to disclose a description of each line item. In your response, state whether "Outflows" include the removal of a TDR with an outstanding balance from TDR designation.

Note 1: Summary of Significant Accounting Policies, page 67

4.   We note your disclosure on page 68 regarding the private forward repurchase contract. Please respond to the following:

- tell us the business reasons for entering into this type of contract;

- provide your accounting analysis under ASC 815-40 supporting permanent equity treatment for this arrangement; and

- provide a sample calculation as to how the terms of the forward repurchase contract operates upon settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Stephanie Hunsaker
Senior Assistant Chief Accountant